Annex I

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Revised Draft Registration Statement</th><th>Page #[2]</th><th>Information in Industry Report</th></tr>
<tr><td>1, 82 and 110</td><td>According to Frost & Sullivan, 1 Drugstore has been the largest direct sales online pharmacy in China since 2016 in terms of GMV.</td><td>54</td><td>1 Drugstore has been the largest direct sales online pharmacy in China since 2016 in terms of GMV.</td></tr>
<tr><td>1, 82, 110 and 122</td><td>This network of pharmacies represents the largest virtual pharmacy network in the world in terms of the number of pharmacy stores, as of May 18, 2018, according to Frost & Sullivan.</td><td>54</td><td>New Peak Group have built the largest virtual pharmacy network in the world in terms of the number of pharmacy stores, as of May 18, 2018.</td></tr>
<tr><td>3 and 105</td><td>According to Frost & Sullivan, the size of China's general health and wellness market was RMB9,835 billion (US$1,568 billion) in 2017 and is expected to reach RMB17,411 billion (US$2,776 billion) in 2022, representing a CAGR of 12.1%.</td><td>3</td><td>China General Health and Wellness Market (billion RMB)
<table>
<tr><th></th><th>2017</th><th>2022E</th></tr>
<tr><td>Others</td><td>855.0</td><td>1795.7</td></tr>
<tr><td>Medical device</td><td>438.8</td><td>1057.6</td></tr>
<tr><td>Nutrition and Health Product</td><td>738.5</td><td>1386.2</td></tr>
<tr><td>Pharmaceutical (with retail price level)</td><td>1615.4</td><td>2369.1</td></tr>
<tr><td>Maternal and Infant</td><td>2502.1</td><td>5102.7</td></tr>
<tr><td>Healthcare service</td><td>3684.8</td><td>5699.7</td></tr>
</table></td></tr>
</table>

[1] Page references are to the Revised Draft Registration Statement.

[2] Page references are to the industry report prepared by Frost & Sullivan attached hereto.

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Revised Draft Registration Statement</th><th>Page #[2]</th><th>Information in Industry Report</th></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td>4 and 108</td><td>The transaction value of drugs sold through retail pharmacies is expected to grow from RMB409.8 billion (US$65.3 billion) in 2017 to RMB832.3 billion (US$132.7 billion) in 2022, representing a CAGR of 15.2%, according to Frost & Sullivan.</td><td>7</td><td>Breakdown of China Pharmaceutical Market by Sales Terminal (billion RMB, except percentage)
<table>
<tr><th></th><th>2017</th><th>2022E</th></tr>
<tr><td>Retail pharmacy – Tier II sales terminal</td><td>409.8</td><td>832.3</td></tr>
<tr><td>CAGR 2017- 2022E</td><td colspan="2">15.2%</td></tr>
</table></td></tr>
</table>

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Revised Draft Registration Statement</th><th>Page #[2]</th><th>Information in Industry Report</th></tr>
<tr><td>4</td><td>The value of drugs sold in retail pharmacies as a percentage of the total is expected to increase from 25.4% in 2017 to 35.1% in 2022.</td><td>31</td><td>
Pharmaceutical Sales by Channels, China, 2017-2022E
25.4%
74.6%
35.1%
64.9%
2017
2022E
China Hospital and Others
China Retail Pharmacy</td></tr>
<tr><td>4, 108 and 109</td><td>The GMV transacted through B2C pharmaceutical e-commerce is expected to grow from RMB29.1 billion (US$4.6 billion) in 2017 to RMB323.5 billion (US$51.6 billion) in 2022, representing a CAGR of 61.9%, according to Frost & Sullivan.</td><td>49</td><td>GMV of Online Pharmaceutical Products in China Pharmaceutical B2C Market (billion RMB, except percentage)
<table>
<tr><th></th><th>2017</th><th>2022E</th></tr>
<tr><td>Retail pharmacy – Tier II sales terminal</td><td>29.1</td><td>323.5</td></tr>
<tr><td>CAGR 2017- 2022E</td><td colspan="2">61.9%</td></tr>
</table></td></tr>
</table>

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
105	The general health and wellness market encompasses healthcare services, pharmaceuticals, nutrition and health products, medical devices, maternal and infant products as well as other services such as health management and elder care.	3	
105	According to Frost & Sullivan, the percentage of China's population aged 65 years and above grew at a CAGR of 4.7% from 2013 to 2017.	17	From 2013 to 2017, population is aging rapidly in China with people aged above 65 grew at a CAGR of 4.7% over the period.
105	According to the National Bureau of Statistics of China, in 2017 there were 158.3 million individuals aged 65 and above in China and the number is expected to continue to grow to 199.6 million by 2022, representing a CAGR of 4.7%.	17	According to the NBSC, individuals aged above 65 years old were 158.3 million in 2017. The number of individuals aged above 65 years old is growing at a fairly fast pace and is expected to continue its growth momentum into the future.

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			This number of people is expected to reach 199.6 million by 2022, representing a CAGR of 4.7% from 2017 to 2022.
105	According to Frost & Sullivan, chronic diseases such as hypertension, diabetes, heart diseases and cerebrovascular diseases are increasingly prevalent in China due to aging population, unhealthy lifestyle and environmental pollution.	18	Aging population is one of the reasons for the expanding of chronic disease patient pool. Complex reasons such as unhealthy life-style, high social and living pressure and environmental pollution have led to upward tendency of chronic disease prevalence. For example, the prevalence of hypertension and diabetes have both increased by more than 4 times from 2003 to 2013.Furthermore, in 2017, chronic diseases have led to more than 80% of deaths in China according to WHO, indicating the management of chronic diseases is one major concern of Chinese residents in modern society. Mortality in China, 2012 (% of total deaths, all ages, both sexes)

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			
105	Furthermore, chronic diseases accounted for more than 80% of total deaths in China in 2017, according to the World Health Organization. Chronic disease management has become a major concern for public health, prompting more healthcare spending.	18	Furthermore, in 2017, chronic diseases have led to more than 80% of deaths in China according to WHO, indicating the management of chronic diseases is one major concern of Chinese residents in modern society.

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
105	According to Frost & Sullivan, the per capita disposable income in China was RMB25,974 (US$4,141) in 2017, and is estimated to reach RMB38,329 (US$6,111) in 2022, representing a CAGR of 8.1%.	20	The per capita annual disposable income in China reached RMB 25,974.0 in 2017. It is estimated that by 2022, the per capita annual disposable income in China will increase to RMB 38,328.8 with a CAGR of 8.1% during 2017 to 2022.
105	According to Frost & Sullivan, China's national healthcare expenditure accounted for 6.2% of the GDP in China in 2016, as compared to 7.6%, 10.8% and 17.9% for South Korea, Japan and the United States, respectively.	15	Total Healthcare Expenditure in 2016 as a % of National GDP | China	6.2%
South Korea	7.6%
Japan	10.8%
USA	17.9%	
105	In addition, the per capita resident healthcare expenditure in China was US$504.4 in 2016, which was approximately 24.2%, 11.9% and 4.9% of that in South Korea, Japan and the United States, respectively.	16	Per Capita Healthcare Expenditure, 2016 (USD) | China	504.4
South Korea	2087.6
Japan	4222.4
USA	10348.0	
106	At present, hospitals remain the main healthcare providers in China, which are central to healthcare services delivery as well as medication dispensing. The following diagram illustrates the flow of healthcare services and medication provided by key players in China's current healthcare services system:	33	In current PRC healthcare system, hospital is the center of healthcare services delivery as well as medication dispensing. However, primary care, chronic care, urgent care, critical care and surgery are offering through the main channel between hospitals and patients with medical dispensing, which leads to the overloaded of pharmaceutical circulation in China.

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Revised Draft Registration Statement</th><th>Page #[2]</th><th>Information in Industry Report</th></tr>
<tr><td></td><td>
Pharmaceutical companies
Pharmaceutical distributors
Hospitals
Other medical institutions
Medical professionals
Medical facilities
Hospital pharmacy
Retail pharmacies
Primary care, chronic care, urgent care, critical care and surgery
Main channel
Medication dispensing
Alternative channel for certain medical services and medication
Alternative channel for medication
Patients</td><td></td><td>
Pharmaceutical Manufacturers
Pharmaceutical Distributors
Hospitals
Other Medical Institutions
Medical Professionals
Medical Facilities
Hospital Pharmacy
Retail Pharmacies
Main Channel
Healthcare Services Delivery and Medication Dispensing
Alternative channel for certain medical services and medication
Alternative channel for medication
Patients</td></tr>
<tr><td>106</td><td>According to Frost & Sullivan, in 2016, approximately 41% of the outpatient visits took place in hospitals in China, while in the United States, nearly 80% of outpatient visits took place in physician’s offices outside of hospitals.</td><td>34</td><td>Breakdown of Outpatient Visits by Channel in China and US, %, 2016</td></tr>
</table>

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			Breakdown of Outpatient Visits by Channel in China and US, %, 2016 3.7% 41.2% 55.1% 10.5% 11.1% 78.4% China US Outpatient Visits in Primary Health Institution in China Outpatient Visits in Hospital in China Special Public Health Institution Visits in China Outpatient Visits in Physicians' Office in US Outpatient Visits in Hospital in US Emergency Department Visits in US

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
106	As the general public in China relies on hospitals for medical care and drug prescription, the retail pharmacy channel accounted for only approximately 25% of total retail pharmaceutical sales in China in 2017, as compared with 82% in the United States, according to Frost & Sullivan.	31	 Pharmaceutical Sales by Channels, China, 2017-2022E

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			

Pharmaceutical Sales by Channels, U.S., 2017-2022E

82.0% 85.0%

18.0% 15.0%

2017 2022E

■ US Hospital and Others   ■ US Retail Pharmacy

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
106	According to Frost & Sullivan, the top three pharmaceutical distributors in China accounted for only 34.6% of the pharmaceutical sales in 2017, as compared to over 90% in the United States.	26	
106	The top three retail pharmacies account for 5.4% of the market share in China, as compared to 82.0% in the United States in 2017.	26	

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			
106	There were approximately 454,000 pharmacy stores in China by the end of 2017.	30	

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			 **Number of Retail Pharmacies, 2017** Thousands 454.0 67.0 ■China ■US
107	Such inefficiency can be demonstrated by the average inventory turnover days in 2017, which are 47.7 days in China, as compared with 29.4 days in the United States, for the top three pharmaceutical distributors, and 93.4 days in China, as compared with 36.9 days in the United States, for the top three retail pharmacy chains, according to Frost & Sullivan.	27 and 54	In 2017, the average inventory turnover days are 47.7 days in China, as compared with 29.4 days in the United States, for the top three pharmaceutical distributors. In 2017, the average inventory turnover days are 93.4 days in China, as compared with 36.9 days in the United States, for the top three retail pharmacy chains.

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
107	Despite increasing healthcare demand and expenditures, quality medical resources remain scarce in China, and the geographic distribution of existing medical resources is uneven.	38 and 39	The United States is one of the countries with most abundant medical resource in the world. Despite the dramatic development of healthcare services in China, given its huge population, the gap of per capita medical resource between China and the U.S. remains huge. As illustrated by below 3 figures, China lags behind the U.S. development in all 3 aspects. The number of hospitals per million population in China is only equivalent with 41.1% of that in the U.S. The number of nurses per million population in China is only a quarter of that in the U.S. 

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			 # of Licensed Doctors Per Million Population, 2016

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
			 # of Registered Nurses Per Million Population, 2016 9,829.4 2,536.4 China U.S. China is not only in a shortage of medical resource, the geographic distribution of existing medical resource are also obviously uneven. Beijing, as the capital of China, is concentrated with a large amount of medical resource, owns the largest quantity of Class III hospitals as well as per million population Class III hospitals. (Page 39 of Frost & Sullivan report)

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
107	Quality medical resources are inaccessible by many patients given such resources are concentrated in more affluent provinces and cities.	39	Beijing, as the capital of China, is concentrated with a large amount of medical resource, owns the largest quantity of Class III hospitals as well as per million population Class III hospitals. In those developed eastern coastal provinces such as Shandong, Jiangsu and Zhejiang, there are located more than one hundred Class III hospitals in each province and more than one Class III hospital per million population. Meanwhile, in those underdeveloped inland provinces such as Hebei, Henan and Hunan, less than one hundred Class III hospitals in each province can be found and per million population can enjoy less than one Class III hospital.
107	According to Frost & Sullivan, a patient in China spent on average three hours on an outpatient visit in 2016, of which the effective time dedicated to the patient's diagnosis accounted for only on average 4.4%, or eight minutes.	37	Due to the scarcity of China medical resource, effective diagnosis time among the total time consumption in diagnosis process only accounts for 4.4%. (8 minutes).
107	The multi-institution practice policy in China allows doctors to practice at multiple facilities.	42	According to multi-site practice policy, doctors are allowed to practice at multiple facilities, including private hospitals, making good doctors easier to recruit for private hospitals.
107	Since 2015, the China State Council announced various healthcare reforms encouraging internet companies to	43	In July 2015, China State Council announced "Instruction on China State Council actively promoting the "Internet +" action"

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
	cooperate with medical institutions to provide online consultation and e-prescriptions.		(《国务院关于积极推进"互联网+"行动的指导意见》). It states that encouraging Internet companies to cooperate with medical institutions to set up the medical network information platform, to actively explore the application of Internet medical healthcare services such as medical advice and electronic prescription. In April 2017, the General office of China State Council issued "2017 Major Tasks in Deepening Pharmaceutical and Healthcare System Reform"(《深化医药卫生体制改革 2017 年重点工作任务》). It states that encourage the development of pharmaceutical franchises and explore the interconnection among the prescription information of healthcare institutions, medical insurance settlement information and drug retail information to achieve real-time sharing. In April 2018, the General office of China State Council announced "Opinions on the promoting the development of internet plus healthcare" (《关于促进"互联网+医疗健康"发展的意见》). In which, the Internet hospitals based on medical institutions get official permission and some prescription drugs for common and chronic diseases are allowed to be prescribed by licensed physicians online.

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
107	As a result, such portion has been gradually decreasing from 44.8% in 2012 to 38.7% in 2016.	41	
107	However, on average, medication spending still accounted for 46.7% of total outpatient spending in public hospitals in 2016.	40	In 2016, in public hospitals, the proportion of medication expense accounted for 46.7% in outpatient and 34.6% in inpatient.

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
108	The value of drugs sold in retail pharmacies as a percentage of the total is expected to increase from 25.4% in 2017 to 35.1% in 2022 based on the same source.	31	
108		7	Breakdown of China Pharmaceutical Markets by Sales Terminal

Page #[1]	Disclosure in the Revised Draft Registration Statement	Page #[2]	Information in Industry Report
109	As a percentage of the total pharmaceutical retail market, the portion of GMV transacted through e-commerce is expected to grow from 1.8% in 2017 to 13.7% in 2022.	49	GMV of Online Pharmaceutical B2C Market as a % of Total Pharmaceutical Market
109		49	

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Revised Draft Registration Statement</th><th>Page #[2]</th><th>Information in Industry Report</th></tr>
<tr><td>109</td><td>Due to the cost benefits and convenience of online consultations, as well as the development of internet hospital platforms in China, the number of online consultations in China is forecasted to grow at a CAGR of 43.8% from 237.5 million in 2017 to 1,461.6 million in 2022, representing 2.8% and 13.9% of the total consultations, respectively.</td><td>36</td><td><table>
<tr><th></th><th>2017E</th><th>2022E</th></tr>
<tr><td>Number of Online Consultations (million)</td><td>237.5</td><td>1461.6</td></tr>
<tr><td>Online Consultation as a % of Total Consultations</td><td>2.8%</td><td>13.9%</td></tr>
<tr><td>CAGR</td><td colspan="2">43.8%</td></tr>
</table></td></tr>
<tr><td>112</td><td>According to Frost & Sullivan, we have built the largest virtual pharmacy network in the world in terms of the number of pharmacy stores, as of May 18, 2018.</td><td>54</td><td>New Peak Group have built the largest virtual pharmacy network in the world in terms of the number of pharmacy stores, as of May 18, 2018.</td></tr>
</table>